UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 6

BOULDER BRANDS, INC.

(Name of Subject Company (issuer))

SLOPE ACQUISITION INC.

a wholly owned subsidiary of

PINNACLE FOODS INC.

(Names of Filing Persons (offerors))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

101405108

(CUSIP Number of Class of Securities)

M. Kelley Maggs, Esq.

Executive Vice President, Secretary and General Counsel

Pinnacle Foods Inc.

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Robert I. Townsend, III, Esq.

Jonathan L. Davis, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$789,124,226	$79,464.81

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $11.00 (i.e., the per share tender offer price) by (y) the sum of (a) 63,116,425, the number of shares of common stock issued and outstanding, plus (b) 8,317,141, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding options, plus (c) 25,000, the number of shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock appreciation rights, plus (d) 280,000, the number of shares of common stock reserved for issuance upon the vesting and settlement of restricted stock unit awards. The foregoing share figures have been provided by the issuer to the offerors and are as of December 7, 2015, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,464.81	Filing Party: Pinnacle Foods Inc. and Slope Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: December 9, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the offer of Slope Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Pinnacle Foods Inc., a Delaware corporation (“Pinnacle”), to purchase all outstanding shares of common stock, par value $0.0001 per share (each a “Share”), of Boulder Brands, Inc., a Delaware corporation (“Boulder”), at a price of $11.00 per Share, net to the seller in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

At 12:00 midnight, New York City time, on January 15, 2016, the Offer expired as scheduled. The Depositary has advised Purchaser that, as of the expiration of the Offer, a total of 59,366,943 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 90.9% of the currently issued and outstanding Shares. As a result, the Minimum Tender Condition has been satisfied. In addition, the Depositary has also advised Purchaser that, as of such time, Notices of Guaranteed Delivery had been delivered for 1,802,034 Shares, representing approximately 2.8% of the currently issued and outstanding Shares. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

Following the expiration of the Offer and acceptance for payment of the Shares on January 15, 2016, pursuant to the terms of the Merger Agreement and to Section 251(h) of the DGCL, Pinnacle consummated the Merger without a meeting of Boulder stockholders. Pursuant to the Merger Agreement, at the Effective Time, Purchaser was merged with and into Boulder, with Boulder continuing as the surviving corporation and a wholly owned subsidiary of Pinnacle. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Boulder or any of its wholly owned subsidiaries as treasury stock or owned by Pinnacle or any of its subsidiaries, including Purchaser, all of which were canceled and ceased to exist, and (ii) Shares owned by any stockholder of Boulder who was entitled to demand, and who properly demanded, appraisal rights pursuant to Section 262 of the DGCL, was converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. The Shares will be delisted from the NASDAQ Global Select Market and deregistered under the Exchange Act.

On January 15, 2016, Pinnacle issued press releases announcing (i) the expiration and results of the Offer and (ii) consummation of the Merger. The press releases are attached as Exhibits (a)(5)(I) and (a)(5)(J), respectively, and are incorporated by reference herein.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(5)(I)	Press Release issued by Pinnacle on January 15, 2016.*

(a)(5)(J)	Press Release issued by Pinnacle on January 15, 2016.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2016

SLOPE ACQUISITION INC.

By:	/s/ M. Kelley Maggs
Name:	M. Kelley Maggs
Title:	Vice President and Secretary

PINNACLE FOODS INC.

By:	/s/ Craig Steeneck
Name:	Craig Steeneck
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(5)(I)	Press Release issued by Pinnacle on January 15, 2016.

(a)(5)(J)	Press Release issued by Pinnacle on January 15, 2016.